WILMER CUTLER PICKERING

HALE AND DORR LLP

July 29, 2005	Stacy D. Krause

VIA ELECTRONIC SUBMISSION Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	60 STATE STREET BOSTON, MA 02109 +1 617 526 6683 +1 617 526 5000 fax stacy.krause@wilmerhale.com

Re:	Saucony, Inc.
Commission File No. 000-05083
Amendment No. 3 to Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of Saucony, Inc. (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, are preliminary copies of the amended Notice of Special Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s Special Meeting of Stockholders.

Please call the undersigned at 617-526-6461 if you have any questions or comments regarding this matter.

Very truly yours,

/s/ Stacy D. Krause

Stacy D. Krause

cc:	Mr. Michael Umana
Saucony, Inc.

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